SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No.2)

                               Tesco Corporation
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   88157K101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Centennial Energy Partners, L.P.
                575 Lexington Ave., 33rd Fl., New York, NY 10022
                                (212) 753-5150
                             Attn:  Peter Seldin
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 25, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  88157K101


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		2,390,476


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		2,390,476


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,390,476

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.38%


14.  TYPE OF REPORTING PERSON*	PN
















CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Hoyt Farm Partners, L.P.


     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		2,279,454


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		2,279,454


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,279,454

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.09%


14.  TYPE OF REPORTING PERSON*	PN












CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Quadrennial Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		775,547


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		775,547


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     775,547

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	2.07%


14.  TYPE OF REPORTING PERSON*	PN
















CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners V, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		58,373


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		58,373


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	.16%


14.  TYPE OF REPORTING PERSON*	PN















CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		5,503,850


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		5,503,850


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,503,850

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	14.69%


14.  TYPE OF REPORTING PERSON*	OO














CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Peter K. Seldin
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			70,932


8.   SHARED VOTING POWER		5,503,850


9.   SOLE DISPOSITIVE POWER		70,932


10.  SHARED DISPOSITIVE POWER		5,503,850


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,574,782

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	14.87%


14.  TYPE OF REPORTING PERSON*	IN















CUSIP No.  	88157K101
            ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.
	The information in Item 1 has not changed since the Amendment 1 to the 13D previously filed by the Reporting persons on May 2, 2006.

________________________________________________________________________________
Item 2.  Identity and Background.
	The information in Item 2 has not changed since the Amendment 1 to the 13D previously filed by the Reporting persons on May 2, 2006.

_______________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration
	Item 3 of Schedule 13D is hereby amended by the addition of the following:

The purchase price (including commissions, if any) of $4,231,385 for the 225,774 shares of the Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.

15,014 shares of the Common Stock owned directly by Mr. Seldin were received in a pro-rata distribution from Centennial LLC on June 6,2008 and 15,935 shares of Common Stock were received in a pro-rata distribution from Centennial LLC on August 25,2008. Centennial LLC received such shares which were distributed to Mr. Seldin from simultaneous pro-rata distributions from Hoyt Farm.
In his capacity as director of the Company, Mr. Seldin has been granted options to purchase an aggregate 19,800 shares of Common Stock of the Company at various exercise prices and has also been issued grants of 4,100 Restricted Stock Units("RSU'S) by the Company. Each RSU may be redeemed for one share of Common Stock. To date, 733 shares of Common Stock have been issued to Mr. Seldin upon redemption of the same number of RSU's by the Company.

______________________________________________________________________________
Item 4.  Purpose of Transaction.

    The information in Item 4 has not changed since the Amendment 1 to the 13D previously filed by the Reporting persons on May 2, 2006.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     Item 5(a) and 5(c) of Schedule 13D is hereby amended and restated in its entirety as follows:

        (a)As of the date hereof, (i) Energy owns beneficially 2,390,476
Shares of the Common Stock, constituting approximately 6.38% of the shares outstanding, (ii) Hoyt Farm owns beneficially 2,279,454 shares of the Common Stock, constituting approximately 6.09% of the shares outstanding,
iii) Quadrennial owns beneficially 775,547 shares of the Common Stock, constituting approximately 2.07% of the shares outstanding, iv) Centennial
V owns beneficially 58,373 shares of the Common Stock, constituting approximately .16% of the shares outstanding, (v) Centennial LLC owns beneficially 5,503,850 shares of the Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, and (vi) Peter K. Seldin owns beneficially 5,574,782 shares of the Common Stock, representing shares owned by him and the entity named in (v) above. In the aggregate, the Reporting Persons beneficially own a total of 5,574,782 shares of Common Stock, constituting approximately 14.87% of the shares outstanding. The percentages used herein are based upon 37,459,690 outstanding shares of Common Stock as of July 31, 2008 as reported in the Company?s Form 10Q for the quarterly period ended June 30, 2008, and adjusted in the case of Peter K. Seldin by the addition of outstanding options to purchase Common Stock and Restricted Stock Units, which are redeemable for shares of Common Stock.


  (c) A distribution of 350,000 shares of Common Stock was made by Hoyt Farm to all of its partners on a pro-rata basis on August 25, 2008. Upon receipt of Common Stock in this distribution, Centennial LLC, general partner of Hoyt Farm, distributed the shares of Common Stock which it received to its members on a pro-rata basis. As the Managing Member of Centennial LLC, Peter K. Seldin received 15,935 shares of Common Stock in the distribution.
No other transactions in the Common Stock were effected by any of the Reporting Persons during the 60 day period ending on the date above.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	The information in Item 6 has not changed since the Amendment 1 to the 13D previously filed by the Reporting persons on May 2, 2006.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

	Exhibit A: Agreement between the Reporting Persons to file jointly

________________________________________________________________________________












































                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 28, 2008


Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin					Peter K. Seldin
	Centennial Energy Partners, L.L.C.		Managing Member
      General Partner

Hoyt Farm Partners, L.P.			By: /s/ Peter K. Seldin
				  				Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

Quadrennial Partners, L.P.

By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner




























EXHIBIT A

AGREEMENT

	The undersigned agree that this schedule 13D dated August 28, 2008 relating to the Common Stock of Tesco Corporation shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin					Peter K. Seldin
	Centennial Energy Partners, L.L.C.		Managing Member
      General Partner

Hoyt Farm Partners, L.P. 			By: /s/ Peter K. Seldin
					                Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

Quadrennial Partners, L.P.

By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner